Filed by Simmons First National Corporation pursuant to

Rule 425 of the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Simmons First National Corporation

Commission File No.: 000-06253

January 23, 2017, Message from Simmons First National Corporation to Associates of First Texas BHC, Inc.

Hello from Simmons Bank,

Today, Simmons First National Corporation and First Texas BHC, Inc. entered into a definitive agreement and plan of merger. We believe this is the beginning of a great relationship and that the best is yet to come for our organization. We are thrilled to welcome the customers and associates of Southwest Bank to the Simmons family. On behalf of our associates, we look forward to working with you and growing our company to new heights. Southwest Bank and Simmons Bank have many commonalities, in particular a long and distinguished history of providing exceptional service to our customers and communities. You can learn more about us on our website at simmonsbank.com/about-us.

Late last year, Simmons announced its introduction into the Texas market with our proposed acquisition of Bank SNB. A partnership with Southwest Bank expands on that opportunity, and together, we create an even stronger regional bank serving customers throughout Arkansas, Colorado, Kansas, Missouri, Oklahoma, Tennessee and Texas. The Southwest Bank brand itself is very well known and respected, and represents a legacy of quality banking service. Because of that legacy, we will retain the Southwest Bank brand.

As part of Simmons’ commitment to our associates, we look forward to answering your questions and helping ensure a smooth transition for everyone.  We value your input, your passion and your collaboration as we continue our journey to build a better bank.

We’ve created a page for you to learn more about the history of Simmons and our company culture. This page will serve as a great reference point for you during this time prior to the closing of our merger, which is expected during the third quarter of 2017. We’ll have a number of communication touch points to provide ongoing updates, as well as a way to share issues and solutions. We recognize the first priority of any successful merger is to keep everyone informed and engaged, and we want an open line of communication, going both ways, moving forward.

Your customers will continue to do their banking with Southwest Bank as they normally do until our banking operations are combined, which is expected to occur in the fourth quarter of 2017. There will be several customer communication pieces before the merger to keep them informed. All of this will be shared with you as details are finalized.

The combined company will provide even more opportunities for our associates, our customers and our communities. You have my commitment to making this transition as smooth as possible for everyone involved. I look forward to our continued success.

Sincerely,

George A. Makris, Jr.

Chairman & Chief Executive Officer

Simmons First National Corporation

Forward Looking Statements

Statements in this communication that are not historical facts should be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements of this type speak only as of the date of this communication. By nature, forward-looking statements involve inherent risk and uncertainties. Various factors, including, but not limited to, economic conditions, credit quality, interest rates, loan demand and changes in the assumptions used in making the forward-looking statements, could cause actual results to differ materially from those contemplated by the forward-looking statements. Forward-looking statements regarding the First Texas BHC, Inc. (“First Texas”) acquisition are based on currently available information. Actual results could differ materially after the consummation of this acquisition. Additional information on factors that might affect Simmons First National Corporation’s (the “Company”) financial results is included in its Form 10-K filings with the Securities and Exchange Commission (“SEC”).

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with this proposed transaction, the Company will file a registration statement on Form S-4 that will include a joint proxy statement of First Texas and the Company and a prospectus of the Company, as well as other relevant documents concerning the proposed transactions with the SEC. Investors and security holders are urged to read the registration statement and the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available. These materials may be obtained free of charge at the SEC’s website at www.sec.gov; from the Company by directing such request to: Investor Relations, Simmons First National Corporation, 501 Main Street, P.O. Box 7009, Pine Bluff, AR 71611-7009 or from the Company’s Investor Relations page on its corporate website at www.simmonsbank.com; or from First Texas by directing such requests to: First Texas BHC, Inc., 4100 International Plaza, Suite 900, Fort Worth, Texas 76109, Attention: Lisanne Davidson, Telephone: (817) 298-5610.

The Company, First Texas, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company and First Texas, respectively, in connection with the proposed merger. Information about the directors and executive officers of the Company, and their respective ownership of the Company’s common stock, is set forth in the proxy statement for the Company’s 2016 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 14, 2016. Additional information regarding all of the participants in the solicitation may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

January 23, 2017, Message from Simmons First National Corporation to Its Associates

Today is yet another landmark day for the Simmons family as we continue to pursue growth for our company. I am excited to announce a signed agreement to acquire First Texas BHC, Inc., including its wholly-owned subsidiary, Southwest Bank.

Southwest Bank, headquartered in Fort Worth, TX, began its legacy 50 years ago and has grown and evolved with its customers’ needs ever since, focusing on retail, mortgage lending, SBA lending and wealth management services. By joining with this respected and well-run Texas financial organization, we now have the opportunity to substantially grow our presence in the Fort Worth metropolitan area. The Southwest Bank brand itself is very well known and respected, and represents a legacy of quality banking service. Because of that legacy, we will retain the Southwest Bank brand.

Together with Southwest Bank and the proposed acquisition of Bank SNB, which was announced late last year, we create an even stronger regional bank serving customers throughout Arkansas, Colorado, Kansas, Missouri, Oklahoma, Tennessee and Texas. The combined companies will provide even more opportunities for our customers, our communities and you.

Thank you for your continued hard work and dedication toward making this possible. I look forward to our continued successful journey together.

Sincerely,

George A. Makris, Jr.

Chairman & Chief Executive Officer

Simmons First National Corporation

Forward Looking Statements

Statements in this communication that are not historical facts should be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements of this type speak only as of the date of this communication. By nature, forward-looking statements involve inherent risk and uncertainties. Various factors, including, but not limited to, economic conditions, credit quality, interest rates, loan demand and changes in the assumptions used in making the forward-looking statements, could cause actual results to differ materially from those contemplated by the forward-looking statements. Forward-looking statements regarding the First Texas BHC, Inc. (“First Texas”) acquisition are based on currently available information. Actual results could differ materially after the consummation of this acquisition. Additional information on factors that might affect Simmons First National Corporation’s (the “Company”) financial results is included in its Form 10-K filings with the Securities and Exchange Commission (“SEC”).

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with this proposed transaction, the Company will file a registration statement on Form S-4 that will include a joint proxy statement of First Texas and the Company and a prospectus of the Company, as well as other relevant documents concerning the proposed transactions with the SEC. Investors and security holders are urged to read the registration statement and the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available. These materials may be obtained free of charge at the SEC’s website at www.sec.gov; from the Company by directing such request to: Investor Relations, Simmons First National Corporation, 501 Main Street, P.O. Box 7009, Pine Bluff, AR 71611-7009 or from the Company’s Investor Relations page on its corporate website at www.simmonsbank.com; or from First Texas by directing such requests to: First Texas BHC, Inc., 4100 International Plaza, Suite 900, Fort Worth, Texas 76109, Attention: Lisanne Davidson, Telephone: (817) 298-5610.

The Company, First Texas, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company and First Texas, respectively, in connection with the proposed merger. Information about the directors and executive officers of the Company, and their respective ownership of the Company’s common stock, is set forth in the proxy statement for the Company’s 2016 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 14, 2016. Additional information regarding all of the participants in the solicitation may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

January 23, 2017, Message from First Texas BHC, Inc. to Its Associates

From: Vernon Bryant
Sent: Monday, January 23, 2017 4:20 PM
To: All Employees
Subject: Important Announcement
Importance: High

Southwest Bank has served the north Texas community for over 50 years and has experienced incredible growth since 2007 under the current executive leadership and the Board of Directors of First Texas BHC, Inc.  Our growth has been the result of our loyal employees and our focus on providing the best products and service to our customers.  Together we have built an extraordinary bank with a successful and respected brand.

We continue to focus on increasing operating efficiencies and investing in technology in a very competitive and regulated industry and the Board of Directors and executive management have studied our ability to continue to achieve successful growth.  We have determined that the best opportunity for Southwest Bank to grow and to continue to deliver the finest service to our customers is to merge with a larger bank with similar values and a culture consistent with Southwest Bank.

And so I am proud to announce the merger of First Texas BHC, Inc. into Simmons First National Corporation, the parent company of Simmons Bank, based in Pine Bluff, Arkansas.  Simmons is a 114 year old company with $8.2 billion in assets and 149 locations across Arkansas, Missouri, Tennessee and Kansas.  Founded as a community bank in 1903, Simmons has deep roots in its home market and has achieved successful growth into new markets recently through mergers with other community banks.

Southwest Bank is a strong brand and we will continue to be known as Southwest Bank in the markets that we serve.  I will be the new chairman for the Texas region and I will sit on the Simmons Bank Board of Directors.  Southwest Bank’s brand will grow even stronger throughout Texas with this merger.

Although the merger was announced today, it will take several months before it is complete.   We will continue to focus on our customers and manage the Bank in the same way we always have.  More information about the merger will be forthcoming in the next days.  Your manager will have more information to share with you this afternoon and two employee meetings will be held tomorrow at Shady Oaks Country Club in Fort Worth at 1:30 p.m. and again at 2:45 p.m.  Information will also be posted on the intranet.

Here is a link to the Simmons Bank website – https://simmonsbank.com/welcome-new-associates

Forward Looking Statements

Statements in this communication that are not historical facts should be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements of this type speak only as of the date of this communication.  By nature, forward-looking statements involve inherent risk and uncertainties.  Various factors, including, but not limited to, economic conditions, credit quality, interest rates, loan demand and changes in the assumptions used in making the forward-looking statements, could cause actual results to differ materially from those contemplated by the forward-looking statements.  Forward-looking statements regarding the First Texas BHC, Inc. acquisition are based on currently available information.  Actual results could differ materially after the consummation of this acquisition.  Additional information on factors that might affect Simmons First National Corporation’s financial results is included in its Form 10-K filings with the Securities and Exchange Commission.

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with this proposed transaction, Simmons First National Corporation will file a registration statement on Form S-4 that will include a joint proxy statement of First Texas BHC, Inc. and Simmons First National Corporation and a prospectus of Simmons First National Corporation, as well as other relevant documents concerning the proposed transactions with the SEC. Investors and security holders are urged to read the registration statement and the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available. These materials may be obtained free of charge at the SEC’s website at www.sec.gov; from Simmons by directing such request to: Investor Relations, Simmons First National Corporation, 501 Main Street, P.O. Box 7009, Pine Bluff, AR 71611-7009 or from the company’s Investor Relations page on its corporate website at www.simmonsbank.com; or from First Texas by directing such requests to: Lisanne Davidson, P. O. Box 962020, Fort Worth  TX 76162.

Simmons, First Texas, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Simmons and First Texas, respectively, in connection with the proposed merger. Information about the directors and executive officers of Simmons, and their respective ownership of Simmons’ common stock, is set forth in the proxy statement for Simmons’ 2016 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 14, 2016.  Additional information regarding all of the participants in the solicitation may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.